April 17, 2019

AdvisorOne Funds Board of Trustees

c/o Mike Forker, Secretary of the Board

17605 Wright Street

Omaha, NE 68130

Re: Advisory Fee Waivers

Dear Mr. Forker:

In connection with that certain Investment Advisory Agreement dated April 17, 2019 (“Agreement”) by and between CLS Investments, LLC (the “Adviser”) and the CLS Strategic Global Equity Fund (the “Fund”), CLS has contractually agreed to waive a portion of its advisory fees for the benefit of the Fund, and to contractually bind itself, to waive or limit its management fees and to reimburse expenses, other than expenses relating to dividends on short sales, interest expense, indirect fees and expenses of underlying funds, and extraordinary or non-recurring expenses, through April 30, 2020 so that the annual operating expenses of the Fund do not exceed 1.50% of average daily net assets of the Fund.

This limitation is subject to possible reimbursement by the Fund for a period of three years on a rolling three year basis, if such reimbursement can be achieved within the foregoing expense limits.

We look forward to providing continuing service to the AdvisorOne Funds.

Sincerely,

/s/ Ryan Beach

Ryan Beach

Secretary

CLS Investments, LLC

Approved and accepted on behalf of the Fund

/s/ Mike Forker

Mike Forker

Secretary

AdvisorOne Funds